[redacted]

05038339

TATES
[ANGE COMMISSION
D.C. 20549

DB 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING FEB 28 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 53164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Equity HOldings, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Hill And Dale Road
(No. and Street)

Lebanon	New Jersey	08833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald K. Gross 908-439-3336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Levine & Felix LLP
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue, P.O. Box 2138	Morristown	New Jersey	07962-2138
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB 3/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald K. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Equity Holdings, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member/Partner
Title

Notary Public

AMY DIETEMAN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL EQUITY HOLDINGS, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2004

SEC FILE NO. 8-53164

GLOBAL EQUITY HOLDINGS, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2004

- INDEX -

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Global Equity Holdings, L.L.C..
Lebanon, New Jersey

We have audited the accompanying statement of financial condition of Global Equity Holdings, L.L.C. as of December 31, 2004 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Global Equity Holdings, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Equity Holdings, L.L.C. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine & Felix LLP
LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 10, 2005

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
(See Independent Auditors' Report)

- ASSETS -

ASSETS:		
Cash - including $10,423 in money market funds	$	15,491
Prepaid expenses		1,040
TOTAL ASSETS	$	16,531

- LIABILITIES AND MEMBER'S EQUITY -

LIABILITIES:		
Accounts payable and accrued expenses to non-customers	$	5,966
Due to Dunbar Capital Management, L.L.C., affiliate (note 4)		1,150
TOTAL LIABILITIES		7,116
MEMBER'S EQUITY		9,415
	$	16,531

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(See Independent Auditors' Report)

REVENUE:		
Fees from affiliate - Dunbar Capital Management, L.L.C. (note 4)	$	20,172
EXPENSES:		
Accounting fees		10,960
Auditing fees		4,035
Professional fees		1,736
Insurance		369
Telephone and internet expenses		1,578
Dues, subscriptions and seminars		2,130
Miscellaneous		191
TOTAL EXPENSES		20,999
LOSS FROM OPERATIONS		(827)
INTEREST INCOME		48
NET LOSS	$	(779)

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004
(See Indpendent Auditors' Report)

MEMBER'S EQUITY, AT BEGINNING OF YEAR	**$**	**10,194**
Net loss		(779)
MEMBER'S EQUITY, AT END OF YEAR	**$**	**9,415**

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(See Independent Auditors' Report)

INCREASE (DECREASE) IN CASH:	
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (779)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due to Dunbar Capital Management, L.L.C.	13
Accounts payable and accrued expenses to non-customers	2,266
Total adjustments to net income	2,279
Net cash provided by operating activities	1,500
Cash, at beginning of year	13,991
CASH, AT END OF YEAR	$ 15,491

The accompanying notes are an integral part of this financial statement.

GLOBAL EQUITY HOLDINGS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(See Independent Auditors' Report)

NOTE 1 - ORGANIZAION AND NATURE OF BUSINESS:

Global Equity Holdings, L.L.C. ("Global"), a single member limited liability company, was formed on May 22, 2000 in the state of New Jersey and began operations on January 9, 2001. Global is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and provides administrative services for investment managers and financial institutions and assistance in maintaining client relations.

Global does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Global's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(b) Income Taxes:

Global is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

(c) Fair Value of Financial Information:

As of December 31, 2004 the carrying amounts of cash, and accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(d) Revenue Recognition:

Fees from affiliate represent reimbursements of overhead expense and are recognized as revenue when the expenses are incurred.

(e) New Accounting Pronouncements:

In November 2004, the FASB issued Statement No. 151, "Inventory Costs". This statement amends the guidance in ARB 43 (Chapter 4 - Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that such items be recognized as current period charges. This standard, which is effective for financial statements for fiscal years beginning after June 15, 2005, is not applicable to the Company's current operations.

In December 2004, the FASB issued Statement No. 152, "Accounting for Real Estate Time-Sharing Transactions". This statement amends SFAS No. 66 (Accounting for Sales of Real Estate) and SFAS No. 67 (Accounting for Costs and Initial Rental Operations of Real Estate Projects). This standard, which is effective for financial statements for fiscal years beginning after June 15, 2005, is not applicable to the Company's current operations.

In December 2004, the FASB issued SFAS No. 153 "Exchange of Non-monetary Assets - an amendment of APB Opinion No. 29". Statement 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This standard, which is effective for exchanges of non-monetary assets occurring after June 15, 2005, is not applicable to the Company's current operations.

In December 2003, FASB Interpretation No, 46 (FIN No. 46"), "Consolidation of Variable Interest Entities, and interpretation of Accounting Research Bulletin No. 51" was issued. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. This standard, which is effective for a non-public entity financial statement for the year ending on December 31, 2004, is not applicable to the Company's current operations.

GLOBAL EQUITY HOLDINGS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(See Independent Auditors' Report)

NOTE 3 - NET CAPITAL REQUIREMENTS:

Global is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2004, Global had net capital of $8,146 which was $3,146 in excess of its required minimum net capital of $ 5,000 . Global's net capital ratio was .73 to 1 .

NOTE 4 - RELATED PARTY TRANSACTIONS:

The sole member owns a fifty percent (50%) interest in Dunbar Capital Management, L.L.C. ("Dunbar"). Based on a reimbursement agreement, Dunbar reimburses Global for a pro rata amount of Global's overhead expense based on the time spent by Global in performing services for Dunbar. Global's revenue from Dunbar was $20,172 for 2004. Global owed Dunbar $ 1,150 as of December 31, 2004.

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION -SCHEDULE I
AS OF DECEMBER 31, 2004
(See Independent Auditors' Report)

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

TOTAL MEMBERS' EQUITY	$	9,415
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(1,040)
Sub-total of deductions and/or charges		(1,040)
Haircut on proprietary positions and commitments:		
(2%) haircut of cash in money market funds		(229)
Sub-total of haircut on proprietary positions and commitments		(229)
NET CAPITAL	$	8,146
Aggregate Indebtedness		
Accounts payable and accrued expenses to non-customers		5,965
TOTAL AGGREGATE INDEBTEDNESS	$	5,965
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (.0667 of aggregate indebtedness)	$	398
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,000
EXCESS NET CAPITAL	$	3,146
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$	7,549
Percentage of aggregate indebtedness to net capital		73.23%
Ratio: aggregate indebtedness to net capital		.73 to 1

There are no material difference between the computation of net capital computed on Schedule 1 reported by Global Equity Holdings, L.L.C. in part II-A of its Focus report as of December 31, 2004.

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION -SCHEDULE II
AS OF DECEMBER 31, 2004
(See Independent Auditors' Report)

Statement of non-allowable assets:		
Prepaid expenses	$	1,040
	$	1,040
Statement of haircut on proprietary positions and commitments:		
2% haircut of cash in money market funds	$	229
	$	229

Lazar Levine & Felix LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Global Equity Holdings, L.L.C.
Lebanon, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Global Equity Holdings, L.L.C. ("Global") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Global that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Global does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Global in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of Global is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Global has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Global's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 10, 2005